UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


Commission file no. 0001071832


                              ACCORD VENTURES INC.
                 (NAME OF SMALL BUSINESS COMPANY IN ITS CHARTER)


            Nevada                                           98-019-9141
 ------------------------------                          -------------------
(State or Other Jurisdiction of                           (I.R.S. Employer
 Incorporation or Organization)                          Identification No.)


     Suite 1 - 1224 Avenue Road
          Toronto, Ontario                                     M5N 2G6
----------------------------------------                     ----------
(Address of Principal Executive Officer)                     (Zip Code)

                                 (604) 688-3931
                          ----------------------------
                          (Company's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

ITEM                                                                        PAGE
----                                                                        ----

                                     PART 1

Item 1    Description of Business                                              3
Item 2    Management's Discussion and Analysis or Plan
                    of Operation                                               9

Item 3    Description of Property                                             10
Item 4    Security Ownership of Certain Beneficial
                    Ownership and Management                                  11

Item 5    Directors, Executive Officers, Promoters and
                    Control Persons                                           13

Item 6    Executive Compensation                                              14
Item 7    Certain Relationships and Related Transactions                      14
Item 8    Description of Securities                                           16

                                     PART 11

Item 1    Market Price of and Dividends on the Registrant's
                    Common Equity and Other Stockholders Matters              18
Item 2    Legal Proceedings                                                   18
Item 3    Disagreement With Accountants and Financial Disclosure              18
Item 4    Recent Sales of Unregistered Securities                             19
Item 5    Indemnification of Directors and Officers                           20

                                    PART F/S

          Financial Statements                                                21

                                    PART 111

Item 1    Index to Exhibits                                                   30
Item 2    Description of Exhibits                                             30



                            -------------------------


                       DOCUMENTS INCORPORATED BY REFERENCE

          Documents incorporated by reference: None

                                     PART 1


ITEM 1. DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE COMPANY

     Accord Ventures Inc., a Nevada corporation (the "Company"), was incorporated on September 15, 1998. The Company has no subsidiaries and no affiliated companies. The Company's executive offices are located at Suite 1 - 1224 Avenue Road, Toronto, Ontario, Canada, M5N 2G6.

     The Company is engaged in the exploration and development of mineral properties. (see Part 1, "Exploration and Development of the Semple Mineral Property").

     The Company is in the development stage and is seeking a quotation on the NASD OTC Bulletin Board. It has filed the required documents with NASD Regulations, Inc. and is in the process of responding to certain deficiencies relating to the filing of its Form 15c-211.

     The Company has no revenue to date from the development of its mineral property, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop the Company's mineral property to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Company anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Company will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.

PLANNED BUSINESS

     In addition to exploring and developing its mineral property, the Company plans to seek out additional mineral properties either by way of purchase, staking or joint venturing of other mineral properties. (See Part 1, Item 2 - Management's Discussion and Analysis or Plan of Operation").


     Much of the discussion contained in this section is "forward looking" in that actual results may materially differ from the Company's plans as currently contemplated. Information concerning all the factors associated with the Company is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE
UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

     All dollar amounts shown in this document are stated in US dollars unless otherwise noted.


EXPLORATION AND DEVELOPMENT OF THE SEMPLE MINERAL PROPERTY

a.   Purchase of Mineral claim in Semple Township of Timmins, Ontario

     On September 24, 1998, the Company entered into a Purchase Agreement with Lui Holdings Ltd. whereby for the sum of $25,000 it acquired a 100% interest in the property described as P 1228789

(the  "property") in the Semple Township of Ontario,  Canada (refer to Exhibit 6
(a) (ii)). The Company received a Transfer of Unpatented Mining Claim(s) filed under Transaction No. T9860.00088 which gave the Company ownership over the property (refer to Exhibit 99(b)).

Under the above noted Agreement, the Company was required to pay the full purchase price within sixty days of signing the agreement. The purchase price was paid on October 22, 1998. In addition, the Company agreed to have a geological report prepared on the property at its own expense (refer to Exhibit 99 (a)). Once the purchase price was paid, Lui Holdings Ltd. had no further rights or claims to the mineral property.

Staking of the Mineral Property

The mineral property was staked by Frank Renaudat for Lui Holdings Ltd. and comprises 16 unit claims recorded under number 1228789 in the Semple Township, Porcupine Mining Division, Ontario, Canada.

c.   Location and Access

     The Timmins area covers about 1,036 km, and is located largely within the newly established boundaries of the of the City of Timmins which itself embraces an area of 72 km by 48 km.

     The property lies some 59 km south of Timmins in NTS quadrant 41 P/14. Approximate geographic co-ordinates are 47(0)57' north latitude by 87(0)15' west longitude.

     An all weather  gravel  road,  the  continuation  of Pine Street south from
Timmins,  leads  to  and  passes  by  the  property.   Road  distance  from  the
intersection of Highway 101 and Pine Street in downtown Timmins to the property's #3 corner post is 68.4 km. In winter, the road is plowed at least as far as the Saw Mill Cafe (located approximately 9 km north of the claim), and possibly further depending upon forestry activities. A secondary logging road constructed within the last 10 years provides convenient access to the northern section of the property. Logging roads from operations in the 1950's form a network over the entire property, are now overgrown but could conceivably be cleared out if and when needed.

 The Exploration History in the Timmins Area


     The Timmins area contains numerous occurrences of gold, silver, copper, nickel, scheelite, talc and magnesite. There have been 32 mines, four of which are still operating, which have produced approximately CDN $2,000,000,000 worth of gold (Ontario Geological Survey Report 219, Geology of the Timmins Area, District of Cochrane authored by D.R. Pyke in 1982 by the Ministry of Northern Development and Mines for the Ontario Government as noted on page 11).


     Although gold was noted in the Porcupine area by E.M. Burwash (1896) and later by W.R. Parks (1898), both of whom were geologists attached to Niven's survey party, it was not until 1909 that economic discoveries were made by such prospectors as George Bannerman, Alec Gilles, Benjamin Hollinger, Sandy McIntyre and Tom Middleton. Since then, a wide variety of geological investigations has taken place in the Timmins area.

     Originally gold and iron were the main commodities sought, but by the late 1940's and early 1950's, following the advent of airborne geophysical surveys and the increased use of ground geophysics, the focus shifted to nickel and asbestos deposits associated with ultramafic bodies. After the discovery in 1964 of the major Kidd Creek copper-zinc volcanogenic massive sulphide deposit, exploration efforts were also directed towards the search for similar deposits associated with the felsic volcanic rocks of the township.

PAST EXPLORATION OF THE COMPANY'S PROPERTY

     Summaries for exploration work conducted on the properties now overlain in whole or in part by the Issue's claim are as follows:

     a.   1950 -1953: Dominion Gulf Company

     Dominion Gulf Company staked sufficient ground to cover the entire claim now owned by the Company. Results of detailed ground magnetic and geological surveys plus diamond drilling outlined a crescent shaped ultramafic body mineralized with fine (majority less than 1/16") asbestos fibres. After drilling 13 holes, no commercial amounts for fibre were located.

     b.   1965 - 1966: Mining Corporation of Canada Limited

     Two EM conductors, one intermittent and of medium strength and the other strong, were defined. Two holes were drilled to a total of 601 feet. Nickel assay values averaged 0.26%. Asbestos fibres were also noted in the core.

     c.   1967: Daniel Mining Company Ltd.

     Daniel Mining Company Ltd.'s 36 claim property entirely included the claim now held by the Company. Four holes were drilled to test an area for its asbestos potential. The best 25 foot section held 1% fibres, but were mainly short (1/16 inch) in length.

     d.   1971: Canex Aerial Exploration Limited

     Canex Aerial Exploration Limited acquired sufficient claims which now partially cover the Company's property. One hole was drilled to a depth of 481 feet which intersected serpentinized peridotite with traces of fine disseminated sulphide. No assays were reported.

     e.   1973 - 1976: Granges Exploration A.B.

     In 1973 Granges Exploration A.B. contracted Questor Surveys Limited to fly a combined fixed wing magnetic and electromagnetic survey over all or part of the 13 townships including Semple. Several anomalous responses were detected in the vicinity of the Company's claim. One of the small block of 7 claims was staked that slightly over-lapped the North East corner of the Company's claim. A compilation map files with assessment data indicated that the claims were gridded, surveyed with ground EM and drilled (one hole), however, details for the work were not recorded. The airborne anomaly staked was located 350 miles north of the Company's northwest property corner.

     f.   1989 - 1991: Falconbridge Limited

     In 1989, Aerodat Limited flew a combined helicopter borne magnetic, electromagnetic and VLF survey over the area of Falconbridge Limited's Halliday Project. Only the eastern half of the present Company's property is within the area flown.

     One short 2 line EM conductor was located on the Company's claim and another intermittent 5 line anomaly 300 metres north of the northeast corner. Both Falconbridge anomalies were situated on the flanks of magnetic highs and with coincident low resisivities which were interpreted to be ultramafic bodies.

     One drill hole (303.6 metres) was drilled to test the EM anomaly to the north (previously drilled by Granges but not reported). Utramafic komatiitic flows (with spinifex texture) were found inter-bedded with graphitic sediments with up to 10% pyrite or exhalative sediments. A second hole (393 metres) was drilled 1.6 km west of the southwest corner at Company's claim block. Mafic and ultramafic volcanic units mineralized with up to 5% pyrite over short intervals were inter-bedded with silicious sediment, graphitic sediment and felsic tuff with up to 5% pyrite. Work credits for the holes were spread over Falconbridge's irregularly shaped 47 claim property which included the area of the Company's claim.

MINERAL DEPOSITS ON THE COMPANY'S PROPERTY

     There is no known mineral deposit on the Company's property, but two showings do exist. An asbestos occurrence located in the very northwest sector and consisting of fine veinlets of cross fibre in peridotite has been drill tested. The best 25 foot section held 1% fibres mostly of short 1/16 inch length. The second showing does not outcrop. Mining Corporation hole #2 located near the inner contact at the fold nose was assayed for nickel. Assays for samples over its entire length in peridotite (95 to 449 feet) averaged 0.26% Nickel and ranged as high as 0.41% nickel.

     The  potential  for   nickel/copper   sulphide  deposits  hosted  with  the
ultramafic has received only passing scrutiny.

     In the intervening 33 years since the Mining Corporation EM survey , vast improvements in depth penetration, sensitivity, etc. have been made in geophysical instrumentation. Obviously then, the mafic-ultramafic intrusion has not been adequately examined for potential nickel deposits. Additional exploration efforts are required and justified to delinate and drill test the airborne EM anomalies.

RECOMMENDATION FOR FUTURE EXPLORATION ACTIVITIES

     In a report prepared by James Burns, P.Geo., 190 Graye Crescent, Timmins, Ontario, Canada, P4N 8K8, commissioned by the Company, attached herein as
Exhibit 99 (a), Mr. Burns recommended that the Company should investigate the potential of the mafic-ultramafic intrusion to host nickel/copper sulplhide deposits. He recommends a two phase program as follows:

Phase 1

     The Phase includes additional staking of 14 units, line cutting at 100 metres interval spacing, max-min survey and magnetic and VLF EM surveying for a cost of CDN $45,000.

Phase 11

     This Phase includes an IP Survey, selecting and prioritizing targets for drilling, diamond drilling of conductive targets and preparation of a geological report on the results for a cost of CDN $120,000.

     In the event the Company does not wish to immediately undertake the two Phase program either in whole or in part, the Company can pay cash to the Ministry of Mines of Ontario and maintain the property in good standing. As indicated in the geological report prepared by James Burns, P. Geo., he stated that "assessment work in the amount of $6,400 is due on or before September 24, 2000." The equivalent amount in US funds is $4,366. Therefore, there is no immediate need to undertake either a partial or complete work program since the property will remain in good standing for slightly under two years.

COMPANY'S MAIN PRODUCT

     The Company's primary product will be the exploration and development of its mineral property which might eventually result in the sale of minerals, both precious and commercial. The Company is not at the stage of development whereby minerals can be mined and sold thereby giving the Company a cash flow.

COMPANY'S EXPLORATION FACILITIES

     The Company will be exploring and developing its mineral claims initially in the Timmins area of Ontario and does not plan to build any mill or smelter until such time as a production decision is made. This will be several years into the future before the need to build a permanent facility is warranted. During the exploration period, the Company will use tent facilities to house its geological workers since this will be by far the most economic way to proceed.

RISK INHERENT IN MINERAL PROPERTIES

     There are certain inherent risks with mineral properties from the point of view of the Company and its shareholders as follows:

1. The Semple Township property does not contain a known body of commercial ore and, therefore, any program conducted on these properties would be an exploratory search of ore.

2. There is no certainty that any expenditures made in the exploration of the Semple property will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

3. Resource exploration and development is a speculative business, marked by a number of significant risks including, among other things, unprofitable effort resulting not only from the

4. Failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size or grade to return a profit from production. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond its control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The mineral industry is intensely competitive and the Company competes with other companies that have greater resources.

5. Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

6 Prior to commencing mining operations on any of its properties, the Company must meet certain stringent environmental requirements. Compliance with these requirements may prove to be difficult and expensive.

7. While the Company has obtained the usual industry standard title reports with respect to the Semple Township property, this should not be construed as a guarantee of title. This property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the claims may be under dispute and resolutions of a dispute may result in the loss of all of such property or a reduction in the Company's interest therein.

8. The Semple Township property has never been surveyed and, accordingly, the precise location of the boundaries of the property and ownership of mineral rights on specific tracts of land comprising the property may be in doubt.

l.   OTHER MINERAL PROPERTIES

     The Company has not identified any other mineral properties either for staking or purchasing. It is contemplated that the Company will seek other mineral properties during the summer of 1999 in order to diversify its holdings into other areas of interest and minerals. The Company has not as yet inaugurated any steps towards the investigation of any mineral properties, and does not presently have the financial capacity to do so. Any staking and/or purchasing of mineral properties may involve the issuance of substantial blocks of the Company's shares.

EMPLOYEES


     As at January 20, 1999, the Company did not have any employees either part time or full time. Initially the Company will not wish to bear the burden of carrying full time employees especially during periods when it is difficult to work on the property due to weather conditions. Nevertheless the executive officers undertook the responsibility of initially identifying a mineral property of merit, incorporating the Company, obtaining the assistants of professionals as needed, identifying potential investors to contribute the initial "seed capital", coordinating various filing requirements and other matters normally performed by the executive officers.

     The Company is not a party to any employment contracts or collective bargaining agreements. The Ontario area has a relatively large pool of people experienced in exploration and development of mineral properties; being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on mineral properties either as laborers or prospectors. The Company will use independent workers and consultants initially on a part time basis.

COMPETITION


     In Canada there are numerous mining and exploration companies, both big and small. All of these mining and exploration companies are seeking properties of merit and availability of funds. The Company will have to compete against such companies to acquire the funds to develop its mineral claims. The availability of funds for exploration is sometimes limited and the Company might find it difficult to compete with larger and more well-known companies for capital. Even though the Company has the rights to the mineral on its claims there is no guarantee it will be able to raise sufficient funds in the future to maintain its mineral claims in good standing. Therefore, if the situation occurs that it does not have sufficient funds for exploration the claims might lapse and be staked by other mining interests. The Company might be forced to seek a joint venture partner to assist in the development of its mineral claims. In this case, there is the possibility that the Company might not be able to pay its proportionate share of the exploration costs and might be diluted to an insignificant carried interest.

     Even when a commercial viable ore body is discovered, there is no guarantee competition in refining the ore will not exist. Other companies may have long term contracts with refining companies thereby inhibiting the Company's ability to process its ore and eventually market it. At this point in time the Company does not have any contractual agreements to refine any potential ore it might discover on its mineral claims.


     The exploration and development business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on the Company's ability to attract talent from the mining field. There is no assurance that the Company's mineral expansion plans will be realized.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


     The discussion contained in this Item 2 is "forward looking" in that actual work performed on the Company's mineral property may differ from the recommended work program as set forth in the geological report dated October 14, 1998 prepared by J.G. Burns & Associates. Factors that could cause the work program to differ are described throughout this report.


PLAN OF OPERATION

     The Company has to date concentrated on the Semple Township property. In the future, the Company will seek to investigate numerous other mining properties to determine which ones are of merit and are of interest to the Company. Subject to the availability of financing, the Company will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop various other mineral properties of merit. (See Part 1, Item 1 - "Description of the Business"). The Company will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Company will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Company does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Company. In the absence of such financing, the Company may be unable to put its plans into effect.

LIQUIDITY AND CAPITAL RESOURCES

     As at October 31, 1998, the Company had $44,476 of assets, and $4,711 of liabilities. As of December 31, 1998, the Company had $29,895 of assets, and $982 of liabilities (unaudited), including cash or cash equivalents amounting to $4,895.

     The Company has no contractual obligations for either lease premises, employment agreements or work commitments on the Semple Township properties and has made no commitments to acquire any asset of any nature.

     Operational and administrative expenses of the Company for 1999 are projected to be approximately CDN$45,000 for exploration work on the Fame properties and US$10,000 for general and administrative expenses. The majority of the general and administrative expenses relate to filing costs, transfer agents fees and audit and accounting.

     Management does not believe the Company's operations have been materially affected by inflation.

ITEM 3. DESCRIPTION OF PROPERTY

     A single 16 unit claim (256 ha) numbered 1228789 located in Semple Township, Porcupine Mining Division, Ontario comprises the property (see Part 1- "Exploration and Development of the Semple Property).

OFFICES

     The Company's executive offices are located at Suite 1 - 1224 Avenue Road, Toronto, Ontario, Canada. The office is located in the personal residence of the President of the Company. There is no charge to the Company for using this office.

OTHER PROPERTY

The Company does not own any other property other than the rights to the minerals located on the Semple Township property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of December 31, 1998.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                   ALLAN WILSON                              2,000,000                 20.66%
Shares                   Suite 1 - 1224 Avenue Road
                         Toronto, Ontario
                         Canada, M5N 2G6

Common                   DAVID ZOSIAK                              2,000,000                 20.66%
Shares                   2267 Lorraine Avenue
                         Coquitlam, British Columbia
                         Canada, V3K 2M8

Common                   PAUL BERRY                                  500,000                   5.17%
Shares                   17 Brownlee Drive
                         R.R. #1
                         Bradford, Ontario
                         Canada, L3Z 2A4

(1) As of December 31, 1998, there were 9,680,000 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of December 31, 1998.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                   ALLAN WILSON                              2,000,000 (3)             20.66%
Shares                   Suite 1 - Avenue Road
                         Toronto, Ontario
                         Canada, M5N 2G6

Common                   DAVID ZOSIAK                              2,000,000 (3)             20.66%
Shares                   2267 Lorraine Avenue
                         Coquitlam, British Columbia
                         Canada, V3K 2M8

Common                  PAUL BERRY                                   500,000 (3)(4)            5.17%
Shares                  17 Brownlee Drive
                        R.R. #1
                        Bradford, Ontario
                        Canada, L3Z 2A4

                    All officers and directors as a                 4,500,000                46.49%
                           group (three persons)


(1) As of December 31, 1998, there were 9,680,000 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) Mr. Wilson is President of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one
     (1) year, Mr. Wilson could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.
     Mr. Zosiak is a Director and Secretary Treasurer of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4
     (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Zosiak could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144. Mr. Berry is a Director of the Company. This stock is restricted since it was issued in compliance with the exemption form registration provided by
     Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Barry could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

(4) The immediate family of Mr. Berry acquired shares in the capital stock of the Company under two separate Offering Memorandums dated September 21 and October 5, 1998 respectively. The number of shares so acquired in total was 4,900 shares. This stock has been restricted and the appropriate legend affixed thereto since the two acquiring shareholders live in the same residence as Mr. Berry.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

     The following table identifies the Company's directors and executive officers as of December 31, 1998. Directors are elected at the Company's annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

                                                                    Term as
                                                                    Director
         Name                     Position Held                     Expires
         ----                     -------------                     -------
      Allan Wilson            President and Director                  1999

      David Zosiak            Secretary Treasurer and                 1999
                                    Director

      Paul Berry              Director                                1999


     ALLAN WILSON, 58, graduated from high school in Ontario. From 1987 to 1989 he was employed as general manager for Agnico Eagle Mines in the Port of Newcastle before accepting a position as general manager for Bramelea Ltd. He was employed with Bramelea from 1989 to 1996 when be became an independent management consultant.


     DAVID ZOSIAK, 34, graduated from Centennial Senior Secondary School in 1981 and subsequently attended Douglas College where he obtained a marketing management diploma in 1984. Subsequent to graduation he become employed with McDermid St. Lawrence Chisholm Ltd., a brokerage house in Vancouver, Canada where he worked as a sales assistant. From 1991 to 1994 he was employed by Esso Avitat as a driver for fuel trucks and other assorted assignments. In 1994 he was employed by Georgia Pacific Securities as a stockbroker before changing firms and moving to Wolverton Securities in 1995 where he worked with a national and international clientele to achieve their financial portfolio goals. In 1997 he became an investors relations consultant for Westview Capital Group Inc., a private company based in Vancouver, who liaises with shareholders of Southview Resources Inc., a public company listed on the Alberta Stock Exchange, and Trans Gold Explorations Inc., a public company listed on the Canadian Dealers Network
(CDN) in Toronto, Ontario, regarding the status of their investments.


     PAUL BERRY, 53, attended Upper Canada College from 1952 to 1961 before attending Cantab College from 1961 to 1964. Subsequent to attending college he took various industrial marketing courses at Ryerson School of Technology in Toronto, Ontario. Upon graduation he was employed by C.T.S. Industrial Sales Ltd. from 1965 to 1970 where he marketed mill supplies before becoming sales manager of the operation. From 1970 to 1979 he was employed by Apollo Dynamic Corporation as Vice-President of Sales. Subsequently he was employed as a sales engineer for Gray Engineering Group Inc. where he managed all sales and projects in Ontario. From 1981 to 1989 he was employed by PRO-DYNE Equipment Inc. where he was the president until the business was sold in 1989. Currently he is employed as a leasing consultant for JWB Auto Leasing Inc. which is a medium sized independent leasing company specializing in individual and fleet vehicles.


     None of the Directors or Executive Officers work full time for the Company, but intend to devote such time as their responsibilities require. None of the Company's Directors are currently directors of other companies registered under the Securities Exchange Act of 1934.

     There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Company.

ITEM 6. EXECUTIVE COMPENSATION

     None of the Company's executive officers have received compensation since the Company's inception.

     The following table sets forth compensation paid or accrued by the Company during the period ended December 31, 1998 to the Company's President and shows compensation paid to any other officers or directors.

                        SUMMARY COMPENSATION TABLE (1998)

                                                                 Long Term Compensation (US Dollars)
                                                                 -----------------------------------
                            Annual Compensation                       Awards                        Payouts
                            -------------------                       ------                        -------
         (a)                (b)           (c)           (e)          (f)           (g)          (h)          (i)
                                                       Other      Restricted                              All other
                                                      annual        stock       Options/       LTIP        compen-
   Name and Princi-                                    Comp.        awards         SAR        payouts      sation
     pal position           Year         Salary         ($)          ($)           (#)          ($)          ($)
     ------------           ----         ------         ---          ---           ---          ---          ---
Allan Wilson,               1998          -0-           -0-          -0-           -0-          -0-          -0-
President and
     Director

David Zosiak,               1998          -0-           -0-          -0-           -0-          -0-          -0-
Secretary
     Treasurer and
     Director

Paul Berry,                 1998          -0-           -0-          -0-           -0-          -0-          -0-
Director

There has been no compensation given to any of the Directors or Officers during 1999. There are no stock options outstanding as at December 31, 1998 and no options have been granted in 1999, but it is contemplated that the Company may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

     Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has never before filed a prospectus specified under Section 10(a) of the Securities Act of 1933 at this time. The Company raised funds through two separate Offering Memorandums as more fully described below.

Shares issued to Directors and Officers

     The directors and officers of the Company subscribed for 4,500,000 shares at $0.0015 per share for a total consideration of $6,750. The breakdown of the shares are as follows:

                    Allan Wilson              2,000,000 common shares
                    David Zosiak              2,000,000 common shares
                    Paul Berry                  500,000 common shares

     This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Company could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

Shares issued to various shareholders at $0.002 per share

     The Company accepted subscriptions from various individuals in the amount of 5,000,000 shares at a price of $0.002 per share. All these shareholders are either relatives or close friends of one or more directors. None of these shareholders hold in excess of 5% of the shares of the Company. Rule 504 exemption was claimed for the 5,000,000 shares. Form D was filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions.

Offering Memorandum dated September 21, 1998

     Under the Offering Memorandum dated September 21, 1998, the Company offered a maximum of 100,000 common shares and a minimum of 30,000 common shares at a price of $0.10 per share. The Company accepted subscriptions and subsequently issued share certificates to 24 individual shareholders who purchased 30,000 common shares at a price of $0.10 per share. All shareholders were either friends, relatives or business associates of one or more of the directors.

     Rule 504 exemption was claimed and a Form D was filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions provided persons owing less than 5% of the outstanding stock do so.

     The exception to this is that 1,500 shares were sold to the son of one of the directors who lives in the same house as the director. This stock is restricted since it was issued in compliance with the exemption from registration by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the shareholder can sell a percentage of his shares every three months based on 1% of the outstanding stock in the Company. Therefore, this stock cannot be sold until the expiration of one (1) year in compliance with the provisions of Rule 144.

     All investors contacted decided to acquire shares in the stock of the Company. None refused. The relationship between the individual shareholders, the officers and directors is indicated in Appendix 5 attached hereto.

Offering Memorandum dated October 5, 1998

     Under an Offering Memorandum dated October 5, 1998, the Company offered a maximum of 300,000 common shares and a minimum of 100,000 common shares at a price of $0.20 per share. Refer to Appendix 11.

     This second Offering Memorandum was approved by the directors subsequent to the identification of the mineral property in Timmins, Ontario. Due to Timmins being a known producing gold area and the mineral property purchased by the Company from Lui Holdings Ltd. was indicated to be a property of merit, it was felt that any further shares subscribed for should reflect the overall potential increase in value of this property. Therefore, it was decided by the directors that all further issuance of shares should be done at a price of $0.20 per share.

     The Company accepted subscriptions from 20 individual shareholders who purchased 150,000 common shares in total. All shareholders were aware that previously shares had been subscribed for a lower prices. All shareholders were either friends, relatives or business associates of one or more of the directors.

     Rule 504 exemption was claimed and a Form D was filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions provided persons owing less than 5% of the outstanding stock do so.

     The exception to this is that 3,400 shares were sold to the wife and daughter of one of the directors who both live in the same house as the director. This stock is restricted since it was issued in compliance with the exemption from registration by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the shareholder can sell 1% of the outstanding stock in the Company every three months. Therefore, the 3,400 shares cannot be sold until the expiration of one (1) year in compliance with the provisions of Rule 144.

     Certain parties interested in the Company's success have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement.

     The directors of the Company are directors, officers, stockholders and employees of other companies but are not directors or officers of any companies presently in the mining industry. Nevertheless, conflicts of interest may arise between their duties as directors of the Company and as directors and officers of other companies.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company's articles of incorporation currently provide that the Company is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at December 31, 1998, 9,680,000 shares were outstanding.

COMMON STOCK

     Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefor, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

     Neither the Company's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

     There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                     PART 11


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company's stock is not presently traded or listed on any public market. The Company has made a submission through its market maker Mr. Julio Serrano, Kensington Capital Corp., 4910 13th Avenue, Brooklyn, New York, New York, 11219. To date the Company has responded to the majority of all deficiencies to its Form 15c-211 indicated by NASD Regulations, Inc. Upon effectiveness of the Company's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over the counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".


     There is no established market price for the shares. There are no common shares subject to outstanding options or warrants or securities convertible into common equity of the Registrant. The number of shares subject to Rule 144 is 4,504,900. Each share certificate has the appropriate legend affixed thereto. There are no shares being offered to the public and no shares have been offered pursuant to an employee benefit plan or dividend reinvestment plan.


HOLDERS

     The approximate number of record holders of the Company's common stock as at January 20, 1998 is 51

DIVIDENDS

     The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain any earnings for the operation and expansion of its business.

TRANSFER AGENT

     The Company's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2. LEGAL PROCEEDINGS

     There are no legal proceedings to which the Company is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3. DISAGREEMENT WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

     From inception to date, the Company's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to October 31, 1998 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Company's accountants.

TEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     From inception through to December 31, 1998, the Company has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i) Subscription of 4,000,000 shares by the Directors and Officers of the Company

     On September 21, 1998 the Company issued to its President, Allan Wilson, 2,500,000 common shares, to its Secretary Treasurer and Director, David Zosiak, 1,500,000 common shares and to its third director, Paul Berry, 500,000 common shares, all at a price of $0.001 per share. This stock is restricted since it was issued in compliance with the exemption from registration provided by
Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the Directors could sell within a three month period a percentage of their shares based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

(ii) Subscription for 6,000,000 shares at $0.001 per share

     On September 18, 1998, the Company accepted subscriptions from six investors in the amount of 5,000,000 shares at a price of $0.002 per share. Rule 504 exemption was claimed for the 5,000,000 shares. Forms D were filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions. None are related to the directors or officers or each other. All the shareholders live outside the United States and none are US citizens.

     Subsequent with the filing of a Form 15c-211 with NASD Regulations, Inc. for a quotation on the OTC Bulletin Board, the Company was advised by all of the above noted shareholders that they had sold part of their shares to other shareholders in order to reduce their share position below 5%.

(iii) Subscription for 30,000 shares at $0.10 per share

     The Company accepted subscriptions from 24 individual shareholders who purchased 30,000 common shares at a price of $0.10 per share under an Offering Memorandum dated September 21, 1998. Rule 504 exemption was claimed and Forms D were filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions provided persons owing less than 5% of the outstanding stock do so. The exception to this is that 1,500 shares were sold to a member of a Director's immediate family who lives in the same residence as the Director. The 1,500 shares are restricted since they were issued in compliance with the exemption from registration by Section 4(2) of the Securities Act of 1933, as amended. After the 1,500 shares have been held for one year, the shareholder can sell within a given three month period shares based on 1% of the outstanding stock in the Company. Therefore, this stock cannot be sold until the expiration of one (1) year in compliance with the provisions of Rule 144. All the shareholders subscribing for shares under the Offering Memorandum dated September 20, 1998 are located outside of the United States and none are US citizens.

(iv) Subscription for 150,000 shares at $0.20 per share

     The Company accepted subscriptions from 20 individual shareholders who purchased 150,000 common shares at a price of $0.20 per share under an Offering Memorandum dated October 5, 1998. Rule 504 exemption was claimed and Forms D were filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions provided persons owning less than 5% of the outstanding stock do so. The exception to this is that 3,400 shares were sold to members of a Director's immediate family who live in the same residence as the Director. The 3,400 shares are restricted since they were issued in compliance with the exemption from registration by Section 4(2) of the Securities Act of 1933, as amended. After the 3,400 shares have been held for one year, the shareholders can sell within a given three month period shares based on 1% of the outstanding stock in the Company. Therefore, this stock cannot be sold until the expiration of one (1) year in compliance with the provisions of Rule 144. All the shareholders subscribing for shares under the Offering Memorandum dated October 5, 1998 are located outside of the United States and none are US citizens.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Company's bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

     Nevada law permits the Company to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Company. The Company's bylaws require that the Company advance such funds upon receipt of such an undertaking with respect to repayment.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

     The following financial statements are filed with this Form 10-SB:


                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants                            22
Financial Statements of Accord Ventures Inc.
     Balance Sheet as at February 28, 1999                                    23
     Statement of Operations for the Period from September 15, 1998 (Date
          of Inception) to February 28, 1999                                  24
     Statement of Changes in Stockholders' Equity for the Period from
          September 15, 1998 (Date of Inception) to February 28, 1999 25 Statement of Cash Flows for the Period from September 15, 1998 (Date
          of Inception) to February 28, 1999                                  26
     Notes to Financial Statements                                            27

ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 220
Certified    Public    Accountants   and             Salt Lake City, Utah, 84106
Business Consultants Board                                Telephone 801-486-0096
Member SEC Practice Section of the AICPA                        Fax 801-486-0098
                                                      E-mail Kandersen @ msn.com


Board of Directors
Accord Ventures, Inc.
Vancouver B. C. Canada


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We have  audited the  accompanying  balance  sheet of Accord  Ventures,  Inc. (a development stage company) at February 28, 1999, and the statement of operations, stockholders' equity, and cash flows for the period from September 15, 1998 (date of inception) to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accord Ventures, Inc. at February 28, 1999, and the results of operations, and cash flows for the period from September 15, 1998 (date of inception) to February 28, 1999, in conformity with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5 . These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah                            /s/ "Andersen Andersen & Strong"
March 22, 1999


        A member of ACF International with affiliated offices worldwide

                              ACCORD VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                OCTOBER 31, 1998


ASSETS

CURRENT ASSETS

     Cash                                                             $  3,299
                                                                      --------

           Total Current Assets                                          3,299
                                                                      --------

OTHER ASSETS

     Mineral lease - Note 3                                             25,000
                                                                      --------

                                                                      $ 28,299
                                                                      ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable                                                $  1,835
                                                                      --------

            Total Current Liabilities                                    1,835
                                                                      --------

STOCKHOLDERS' EQUITY

Common stock
      200,000,000 shares authorized, at $0.001 par
      value; 9,680,000 shares issued and outstanding                     9,680

Capital in excess of par value                                          40,070

Deficit accumulated during the development stage                       (23,286)
                                                                      --------

Total Stockholders' Equity                                              26,464
                                                                      --------

                                                                      $ 28,299
                                                                      ========


   The accompanying notes are an integral part of these financial statements.

                              ACCORD VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                     FOR THE PERIOD FROM SEPTEMBER 15 , 1998
                     (DATE OF INCEPTION) TO FEBRUARY 28, 1999


SALES                                                     $        --

EXPENSES                                                       23,286
                                                          -----------

NET LOSS                                                  $   (23,286)
                                                          ===========


NET LOSS PER COMMON SHARE

     Basic                                                $     (.002)
                                                          ===========


AVERAGE OUTSTANDING SHARES

     Basic                                                  9,680,000
                                                          ===========


   The accompanying notes are an integral part of these financial statements.

                              ACCCORD VENTURES, INC
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
            FOR THE PERIOD FROM SEPTEMBER 15,1998 (DATE OF INCEPTION)
                               TO FEBRUARY 28, 1999

                                                           COMMON STOCK                CAPITAL IN
                                                           ------------                EXCESS OF        ACCUMULATED
                                                     SHARES            AMOUNT          PAR VALUE          DEFICIT
                                                     ------            ------          ---------          -------

BALANCE SEPTEMBER 15, 1998 (date of inception)              --        $      --        $      --        $      --

Issuance of common stock for cash
  at $.0015 - September 28, 1998                     4,500,000            4,500            2,250               --

Issuance of common stock for cash
  at $.002- September 29, 1998                       5,000,000            5,000            5,000               --

Issuance of common stock for cash
  at $.10 - October 1, 1998                             30,000               30            2,970               --

Issuance of common stock for cash
  at $.20 - October 15, 1998                           150,000              150           29,850               --


Net operating loss for the period from
    September 15, 1998 to February 28, 1999                 --               --               --         (23,286)
                                                     ---------        ---------        ---------        ---------

BALANCE FEBRUARY 28, 1999                            9,680,000        $   9,680        $  40,070        $ (23,286)
                                                     =========        =========        =========        =========



   The accompanying notes are an integral part of these financial statements.

                              ACCORD VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                     FOR THE PERIOD FROM SEPTEMBER 15, 1998
                     (DATE OF INCEPTION) TO FEBRUARY 28, 1999

CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                        $ (23,286)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in accounts payable                                      1,835
                                                                 --------

Net Cash From Operations                                          (21,451)
                                                                 ========

CASH FLOWS FROM INVESTING
    ACTIVITIES:

Purchase of mineral lease                                         (25,000)
                                                                 --------

CASH FLOWS FROM FINANCING
    ACTIVITIES:

       Proceeds from issuance of common stock                      49,750
                                                                 --------

Net Increase in Cash                                                3,299

Cash at Beginning of Period                                            --
                                                                 --------

Cash at End of Period                                            $  3,299
                                                                 ========


   The accompanying notes are an integral part of these financial statements.

                              ACCORD VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS

     1.   ORGANIZATION

     The Company was incorporated under the laws of the State of Nevada on September 15, 1998 with authorized common stock of 200,000,000 shares at $0.001 par value.

     The Company was organized for the purpose of acquiring and developing mineral properties.

     The Company is in the development stage.

     Since its inception the Company has completed three Regulation D offerings of 5,180,000 shares of its capital stock for cash.

     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

     Accounting, Methods

     The Company recognizes income and expenses based on the accrual method of accounting.

     Dividend Policy

     The Company has not yet adopted a policy regarding payment of dividends.

     Income Taxes

     The Company has elected a fiscal year ending June 30 and has not completed an operating period.

     Earning (Loss) Per Share

     Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding using the treasury stock method in accordance with FASB statement No. 128.

     Cash and Cash Equivalents

     The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                             ACCORD RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Foreign Currency Translation

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Amortization of Capitalized Mineral Lease Costs

The Company will use the successful efforts method to amortize the capitalized costs of any mineral leases it acquires, which provides for capitalizing the purchase price of the project and the additional costs directly related to proving the properties, and amortizing these amounts over the life of the mineral deposit. All other costs will be expensed as incured. Unamortized capitalized costs will be expensed if the property is proven to be of no value.

Financial Instruments

The carrying amounts of financial instruments, including cash, mineral leases, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

     3.   PURCHASE OF MINERAL LEASES

     The Company acquired a 16 unit metric lease for $25,000, located in Semple Township in the Porcupine Mining District of Ontario, Canada, with an expiration date of September 24, 2000.

     A geological study has been completed as provided in the purchase agreement.

                              ACCORD VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCLAL STATEMENTS (CONTINUED)


     8    RELATED PARTY TRANSACTIONS

Related parties have acquired 72% of the common stock issued for cash.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

     9    GOING CONCERN

Management is currently seeking other mineral leases which it believes can be profitable. successful in this effort the Company will need additional working capital.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

                                    PART 111

ITEM 1.           INDEX TO EXHIBITS

EXHIBIT
   NO.
-------

(2)  Charter and By-Laws
     (a) Articles of Incorporation of Accord Ventures Inc. filed September 15, 1998 (filed herewith, page 32)
     (b)  Bylaws (filed herewith, page 36)

(3)  Instruments Defining Rights of Securities Holders
     (a)  Text of stock certificates for common stock (filed herewith, page 47)

(5)  Voting Trust Agreements
          None

(6)  Material Contracts
     (a)  Not made in the ordinary course of business
          (i) Transfer Agent and Registrar Agreement between Registrant and Nevada Agency & Trust Co., dated September 22, 1998 (filed herewith, page 48)
          8 Purchase Agreement with Lui Holdings Ltd. Dated September 24, 1998 (files herewith, page 51)

(10) Consent of experts and counsel
     (i) Consent of Andersen Andersen & Strong, L.C., independent certified public accountants (filed herewith, page 58)

(11) Statement re computation of per share earnings
          Not applicable

(16) Letter of change in certifying accountant
          Not applicable

(21) Subsidiaries of the Registrant
          Not applicable

(24) Power of Attorney
          Note

(99) Addition Exhibits
     (a) Geological Report on the Semple Township Property prepared by J.G. Burns & Associates dated October 14, 1998 (filed herewith, page 59)
     (b)  Transfer of Unpatented Mineral Claims (filed herewith, page 85)

ITEM 2. DESCRIPTIONS OF EXHIBITS

                         [Attached, pages 32 through 85]

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      ACCORD VENTURES INC.
                                                          (Registrant)

                                                by      /s/ DAVID ZOSIAK
                                                  ------------------------------
                                                          David Zosiak
                                                Secretary Treasurer and Director

                                                    Dated: February 17, 1999